

SEC

19007990

ANNUAL A~~~~~

FORM X-17A-5 ⨯
PART III

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SEC FILE NUMBER
8 -   69992

SEC
Mail Processing
Section
MAR 01 2019
Washington DC
408

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2018   AND ENDING   12/31/2018

                                      MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    AFW Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    152 West 57th Street, 36th Floor
                              (No. and Street)

    NEW YORK   NY   10019
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Michael Chung   (212)751-4422
                                                  (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Untracht Early LLC
                           (Name -- if individual, state last, first, middle name)

325 Columbia Turnpike, Suite 202	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Antonio Weiss_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____AFW Associates LLC_____, as of _____December 31, 2018____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____Atoni Weiss_____
                                        Signature

_____CEO_____
                                        Title

_____C_____
            Notary Public

Carlyle
Wright

Sworn to before me this
28th day of February, 2019

CARLYLE O. WRIGHT
Notary Public, State of New York
Reg. No. 01WR6357576
Qualified in Nassau County
Commission Expires 04/24/2021

County of
New York
State of
New York

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption report

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Untracht Early LLC
325 Columbia Turnpike, Suite 202
Florham Park, NJ 07932

T 973-408-6700
untracht.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AFW Associates LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AFW Associates LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of AFW Associates LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of AFW Associates LLC's management. Our responsibility is to express an opinion on AFW Associates LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to AFW Associates LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Untracht Early LLC

We have served as AFW Associates LLC's auditor since 2018.

Florham Park, New Jersey
February 25, 2019

AFW ASSOCIATES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 2,577,454
Accounts receivable	4,666,667
Prepaid expenses	1,458
Total assets	$ 7,245,579

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Deferred income	$ 1,250,000
Due to parent	449,290
Commission payable	55,616
Accounts payable and accrued expenses	8,920
Total liabilities	1,763,826
Member's equity	5,481,753
Total liabilities and member's equity	$ 7,245,579

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND BUSINESS ACTIVITY

AFW Associates LLC (the "Company"), a wholly owned subsidiary of AFWco LP ("AFWco"), is a Delaware limited liability company organized on June 19, 2017. On March 28, 2018, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides financial advisory services including, but not limited to, mergers and acquisition advice and capital structure and restructuring advice.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with AFWco, such financial statements may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition – The Company derives revenues from financial advisory services including mergers and acquisition advice and capital structure and restructuring advice. The Company typically receives fixed, nonrefundable retainer payments for contracts with customers for these advisory services. Such fees are recognized monthly over the term of the agreement as the Company satisfies its performance obligations under the contracts. The Company's contracts may also include success fees and other discretionary fees which may be fixed or variable amounts which are typically recognized upon completion of a transaction or a deal as specified in the contract. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified in a contract, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constrains on variable consideration should be applied due to uncertain future events. Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

AFW ASSOCIATES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable – Accounts receivable is stated at the amount management expects to collect from the outstanding balances from contracts with customers. As of December 31, 2018, accounts receivable from contracts with customers totaled $4,666,667.

Deferred Income – Deferred income represents amounts received from customers in advance of the Company's performance obligations under its contracts with customers. As of December 31, 2018, deferred income for contracts with customers totaled $1,250,000.

Income Taxes - The Company is a limited liability company and accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to AFWco's income tax returns. The Company is subject to New York City Unincorporated Business Tax ("UBT"). Given the Company is treated as a disregarded entity for tax purposes, AFWco assumes all tax liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no material uncertain income tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

Use of Estimates- The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Lease - In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company believes the impact of the ASU is minimal.

Cash and Cash Equivalents- The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

6

NOTE 3.   RELATED PARTY TRANSACTIONS

The Company has entered into an Expense Sharing Agreement with AFWco. Expenses such as rent, utilities, communications, market data, insurance, and payroll are allocated between the companies. During 2018, AFWco allocated $626,472 of expenses to the Company. At December 31, 2018, the Company owed $449,290 to AFWco in connection with such agreement.

NOTE 4.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the twelve months after commencing business as a broker dealer. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. At December 31, 2018, the Company had net capital of $861,945, which was $641,467 in excess of its required net capital of $220,478. The Company's ratio of aggregate indebtedness to net capital was 2.05 to 1.

NOTE 5.   EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 6.   CONCENTRATIONS

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

Four advisory deals accounted for 100% of the Company's revenue for the year ended December 31, 2018. Two of the four advisory deals accounted for 83% of the Company's revenue. At December 31, 2018, 98% of the accounts receivable was from one of those clients.

NOTE 7.   INDEMNIFICATION

In the normal course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. As of December 31, 2018, there were no such matters brought by or against the Company. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances.

NOTE 7.   INDEMNIFICATION (continued)

The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

NOTE 8.   GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an assets, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness to others. The Company has issued no guarantees at December 31, 2018 or during the year then ended.

NOTE 9.   COMMITMENTS AND CONTINGENCIES

The Parent of the Company is the named lessor of the Company's office space, therefore there are no commitments to the Company for the office lease. As of December 31, 2018, the Company had no other commitments or contingencies.

NOTE 10.   SUBSEQUENT EVENTS

Management of the Company evaluated subsequent events and transactions that occurred from January 1, 2019 through February 25, 2019, the date the financial statements were issued. On January 17, 2019, the Company received a payment of $5,000,000 from one of its customers, $4,583,333 of which was reflected as accounts receivable at December 31, 2018. On January 22, 2019, the Company made a $5,000,000 profit distribution to AFWco. In addition, on February 15, 2019, the Company made a $500,000 intercompany payment to AFWco to reimburse AFWco for expenses incurred in connection with the Expense Sharing Agreement.